T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2004 NOV 30 A 10: 54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549
USA

04046325

SUPPL

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	November 24, 2004
Subject	T-Online International AG

To whom it may concern:

Please find enclosed

- the press release of November 24 2004, regarding T-Online's new strategy for further growth in European broadband market

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Enclosure

dlw 11/30

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

Pressemitteilung/Press Release

T-Online presents new strategy for further growth in European broadband market

- **Expansion in France and Spain with investment spending of up to €1 billion over the next three years**
- **German launch of combined DSL packages marketing in 2005**
- **German voice over IP launch in 2005**
- **New entertainment packages add growth opportunities**
- **10-year business plan presented: long-term, T-Online expects more than 17 million DSL customers and Group revenues above €8 billion.**

T-Online/Darmstadt, November 24, 2004: The Board of Management of T-Online International AG (T-Online) today presented the Group's new strategic orientation, which will lead to further lasting growth increases in the dynamic European broadband market. The objective is to position T-Online in this growth sector as the enduring innovation leader with a series of initiatives in the fast-growing broadband and IP services market. The measures adopted to attain this objective will impact significantly on revenues and income in the coming years. A day earlier, the T-Online Supervisory Board approved the budget for 2005 and the Group's medium-term plan on a standalone basis for the years 2005-2007. The 10-year business plan was taken notice of by the Supervisory Board.

"The broadband markets in Europe are currently in a critical phase," said T-Online CEO Rainer Beaujean. "The Group's new strategic orientation secures our success on a long-term basis and prepares the ground for us to continue reaping the benefits of this positive market trend. As a first step, this requires capital expenditure in 2005 to lay the foundations for sustained growth."

The Internet market in Germany and the rest of Europe currently manifests two mega trends: Broadband and the related convergence of digital content, as well as further personalization of product offerings. "We are preparing early for the coming further evolution of the Internet market and setting the vital course for T-Online," said Beaujean. "We are strategically reinforcing the tested foundations of our combined business model, and the initiatives now set in motion will lead to a sustained enhancement of our revenues and income over the ten-year period."

Expansion in France and Spain

T-Online plans to substantially increase its market share in both France and Spain on the basis of organic growth. To attain this goal, capital expenditure in the order of €800 million to €1 billion is planned for the period 2005 to 2007.

Both markets are currently dominated by fierce competition and rapid growth in the DSL segment.

Greater customer focus with combined DSL package

T-Online plans to begin marketing combined DSL packages featuring DSL connection, Internet access and hardware components on a resale basis in the first half of 2005. Customers stand to benefit by having a one-stop contact for all products and services from the moment they place an order. DSL connection, Internet access, hardware and value-added services all come from the same source. "The combined DSL packages mean we can expand our core access business with new business models and also expect added impetus for the market overall—especially as regards the basis for further marketing of entertainment content," says Beaujean, explaining this key strategic move.

Voice over IP launch in Germany

Likewise in the first half of 2005, T-Online plans to launch a voice over IP (VoIP) offering in Germany. This technology allows Internet users to make low-cost telephone calls using the Internet. Rapid technological progress has now made very good quality possible on voice calls—an essential feature for marketing any T-Online product.

New entertainment packages add to growth opportunities

T-Online is continuing to forge ahead as part of its combined business model with the rollout of attractive content specially tailored for the use of DSL access, and in this way expects to expand options for future growth. Marketing in 2005 will increasingly focus on new packages combining entertainment products such as video on demand, music downloads and games. "The share of revenues will still be fairly small in 2005, because 'evolution, not revolution' is still the order of the day," commented Rainer Beaujean.

10-year business plan presented

T-Online anticipates strong growth from the positive trend in the broadband market. The adopted strategic measures will sustainably enhance its market position and deliver medium to longer-term gains in income. T-Online expects Group revenues in 2014 to exceed €8 billion, with over 14 million DSL customers in Germany. Overall, T-Online is also in 2005 anticipating a 50-percent share of new T-DSL customers in Germany. An additional 3.5 million DSL customers are expected in the Rest of Europe segment. Group EBITDA on the basis of the 10-year horizon is in excess of €2 billion.

"Our long-term financial and strategic plan allows us to continue benefiting from the growing opportunities of the market," says Rainer Beaujean, outlining

the main thrust of the plan. "T-Online will play a key part in shaping the development of broadband in Europe and will set new standards. Forward-thinking aspects in particular, such as tripleplay or the potential in the French and Spanish markets, hold outstanding prospects for T-Online also in the long term."

This press release is available along with further information about T-Online from www.t-online.net.

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan,", "forecast", "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe; changes in currency exchange rates and interest rates and introduction of competing products. If any of these or other risks and uncertainties occur or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made. This document is only a convenience translation. Any interpretation should also be based on the leading German version.

T-Online International AG
Corporate Communications

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2004 NOV 30 A 10:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date November 24, 2004
Subject T-Online International AG

To whom it may concern:

Please find enclosed

- the ad hoc release of November 23, 2004, regarding the new 10-year business plan

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

Adhoc-Release

23 November 2004

Ad hoc notification from T-Online International AG, Darmstadt

New 10-year business plan with significant revenue and profit potential

The Supervisory Board of T-Online International AG ("T-Online") approved the budget for the fiscal year 2005 today at 10.55 am and the company's stand-alone medium-term plan (the "Plan") for the years 2005-2007. Additionally, a ten-year business plan was taken notice of by the Supervisory Board.

The measures underlying the Plan will increase further T-Online's growth potential. T-Online is planning, through several initiatives, to maintain its position as an innovation leader within the fast growing market for broadband and IP services for the long term. In 2005 the company is planning to introduce a DSL resale product and Voice over IP in Germany. The introduction of Entertainment packages for the mass market will strengthen further its strategy based on a combined business model. In France and Spain, T-Online's most important international markets, the company will pursue an organic growth strategy in order to reach significantly higher market shares.

As a result of the initiatives, T-Online anticipates that revenues will be significantly ahead of current market expectations from 2005. As a result of a considerably more aggressive market approach, in particular due to customer acquisition costs associated with the new initiatives, EBITDA is forecast to fall by EUR 0.1-0.2bn in 2005 compared with the current year for which T-Online forecasts EBITDA to grow to around EUR 0.46bn. For the following years, T-Online anticipates a sustained strengthening of its market position within the European broadband market. The company currently expects to be able to increase EBITDA to over EUR 2bn over the next ten years.

End of ad hoc announcement

Additional information:

The ad hoc announcement is based on the following analyst estimates (Source: Thomson Financial, Bloomberg, 23.11.2004):

Revenues:

2005E	EUR 2.3bn (average of 21 analysts)
2006E	EUR 2.6bn (average of 15 analysts)

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan,", "forecast", "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe; changes in currency exchange rates and interest rates and introduction of competing products. If any of these or other risks and uncertainties occur or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt
Tel. +49 (0) 6151/680-2929, **Fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Adhoc releases are available online at **www.t-online.net**